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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44129

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___COKER & PALMER, INC.___

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

MAR 0 4 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box) **Washington, DC**

1667 LELIA DRIVE
(No. and Street)

JACKSON	MS	39216-4818
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. DAVID COKER	601-965-0101	DCOKER@COKERPALMER.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ANDERS MINKLER HUBER & HELM LLP

(Name – if individual, state last, first, and middle name)

800 MARKET SUITE 500	ST. LOUIS	MS	63101
(Address)	(City)	(State)	(Zip Code)

1/25/2005	2100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, ___J. DAVID COKER___ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___COKER & PALMER, INC.___ , as of ___DECEMBER 31___, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ID # 6516
DIANA EGGER
Commission Expires
Aug. 26, 2024

Signature: _____

Title: ___President___

___Diana Egger___
Notary Public

This filing** contains (check all applicable boxes):

- X (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- X (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- X (d) Statement of cash flows.
- X (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- X (f) Statement of changes in liabilities subordinated to claims of creditors.
- X (g) Notes to consolidated financial statements.
- X (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coker & Palmer, Inc. (a Mississippi corporation), as of December 31, 2023, the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Coker & Palmer, Inc.'s management. Our responsibility is to express an opinion on Coker & Palmer, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Coker & Palmer, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Page 1

Auditors' Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) and Other Schedules have been subjected to audit procedures performed in conjunction with the audit of Coker & Palmer, Inc.'s financial statements. The supplemental information is the responsibility of Coker & Palmer, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) and Other Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

We have served as Coker & Palmer, Inc.'s auditor since 2014.

February 27, 2024

COKER & PALMER, INC.
Statement of Financial Condition
December 31, 2023

Assets

Temporary cash investments	$	895,647
Receivables from clearing brokers		100,924
Recoverable income taxes		50,593
Prepaid expenses		57,554
Other asset		100,000
Furniture and equipment, net of accumulated depreciation of $370,647		14,418
	$	1,219,136

See notes to financial statements.

Liabilities

Accounts payable	$	22,303
Book overdraft		16,917
Accrued expenses		64,566
Deferred income taxes		2,732
Total liabilities		106,518

Commitments and Contingencies
and Guarantees

Subordinated borrowings	200,000
	200,000

Stockholder's Equity

Common stock, $.01 par value; 1,000,000 shares authorized, 30,000 shares issued and outstanding	300
Paid-in capital	35,229
Retained earnings	877,089
Total stockholder's equity	912,618
$	1,219,136

COKER & PALMER, INC.
Statement of Operations
Year ended December 31, 2023

Revenue

Commissions	$ 561,703
Income from sale of investment company shares	700,702
Gain on investment accounts	47,492
Interest and dividend income	8,576
Revenue from underwriting and selling group participation	776,603
Research and investment advisory fee revenue	1,493,249
Other income	427,799
	4,016,124

Expenses

Compensation and related expenses	2,883,545
Brokerage and clearing fees	157,134
Occupancy and management services	240,196
Communications	14,022
Quote services	146,130
Depreciation expense	10,409
Other operating expenses	565,987
	4,017,423

Loss before income taxes	(1,299)

Income tax expense (benefit)

Current expense	425
Deferred benefit	(416)
	9

Net Loss	$ (1,308)

See notes to financial statements.

COKER & PALMER, INC.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2023

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances - January 1, 2023	$ 300	$ 35,229	$ 878,397	$ 913,926
Net loss for year	-	-	(1,308)	(1,308)
Balances - December 31, 2023	$ 300	$ 35,229	$ 877,089	$ 912,618

See notes to financial statements.

COKER & PALMER, INC.
Statement of Changes in Subordinated Borrowings
Year ended December 31, 2023

Subordinated borrowings at January 1, 2023	$	200,000
Increases (decreases)		-
Subordinated borrowings at December 31, 2023	$	200,000

See notes to financial statements.

COKER & PALMER, INC.
Statement of Cash Flows
Year ended December 31, 2023

Operating Activities		
Net loss	$	(1,308)
Adjustments to reconcile net loss to net cash and cash		
equivalents used in operating activities		
Depreciation expense		10,409
Deferred income taxes		(416)
Realized and unrealized gain on investments		(47,492)
(Increase) decrease in operating assets		
Receivable from and deposits with clearing broker		24,255
Other accounts receivable		11,176
Recoverable income taxes		(19,257)
Prepaid expenses		(5,030)
Decrease in operating liabilities		
Accounts payable and accrued expenses		(11,280)
Net of right-of-use asset and operating lease liability		(2,474)
Net cash used in operating activities		(41,417)
Investing Activities		
Proceeds from the sale of temporary cash investments		3,496,671
Purchase of temporary cash investments		(3,551,476)
Proceeds from the sale of investments		64,579
Purchases of furniture and equipment		(7,665)
Net cash provided by investing activities		2,109
Net decrease in cash and cash equivalents		(39,308)
Cash and cash equivalents at beginning of period, reclassified		39,308
Cash and cash equivalents at end of period	$	-

See notes to financial statements.

-12-

COKER & PALMER, INC.
Statement of Cash Flows
Year ended December 31, 2023
(Continued)

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for

Interest	$	9,600
Income taxes	$	20,999

See notes to financial statements.

-13-

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer (the Company) is a registered securities broker-dealer located in Jackson, Mississippi. The Company has a branch office in New Orleans, Louisiana. The Company clears its transactions on a fully disclosed basis through other brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board (FASB), Accounting Standards Codification (the FASB ASC), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America (GAAP). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. Securities transactions and the related commission revenues and expenses are recorded on trade dates. Fees for research and investment advisory services are recorded when the services are rendered in accordance with agreements with the Company's customers.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Certificates of deposit and United States Treasury Bills with an original maturity of more than three months are reported on the statement of financial condition as temporary cash investments.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, accounts payable and accrued expenses approximate their fair values due to the short maturity of these instruments.

The Company records its investments at fair value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the gain on investment accounts in the statement of operations.

COKER & PALMER, INC.
Notes to Financial Statements
December 31, 2023
(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over three to ten years, the estimated useful lives of the assets.

Revenue Recognition

Revenue is recognized upon the transfer of goods and services to customers in an amount that reflects the consideration the Company expects to receive for those goods or services. Refer to Note 2 for additional information.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

The Company recognizes the effect of income tax provisions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company's income tax filings are subject to audit by various taxing authorities. With limited exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2020. The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment, the Company determines whether it is more likely than not that the positions would be sustained under examination by the tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination. The Company has not recognized a provision for any unrecognized tax benefits in the accompanying financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications had no effect on stockholder's equity or net loss as of and for the year ended December 31, 2023, as previously reported.

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and, as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS - Continued

Commissions - Continued

and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital market offering at that point. In addition, the Company earned compensation in the amount of $776,603 for its participation in the distribution of unregistered offerings. This income is recognized when received.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2023, all amounts were immaterial.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee

NOTE 2 - REVENUE FROM CONTRACTS WITH CUSTOMERS - Continued

Asset Management - Continued

arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 3 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Financial instruments which potentially subject the Company to concentrations of credit risk include temporary cash investments and trade receivables.

The Company maintains its cash accounts with high credit quality financial institutions. At times, such accounts are in excess of the FDIC and SIPC insurance limit. At December 31, 2023, the Company's bank balance did not exceed the insured limit. The Company has never experienced any losses related to those balances.

Securities transactions of customers are introduced to and cleared through clearing brokers. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Receivables from and the deposits with the clearing brokers represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

NOTE 4 - SUBORDINATED BORROWINGS

On October 12, 2021, the Company entered into a subordinated loan agreement. The subordinated borrowing is with a related party and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The borrowing under the subordinated agreement is as follows:

Subordinated note, 4.80%, due October 12, 2024	$ 200,000

NOTE 5 - INCOME TAXES

The provision for federal and state income taxes consists of the following:

Current Income Taxes		
State tax benefit	$	(799)
Federal tax expense		1,224
		425
Deferred Income Taxes (Benefit) Related to		
Depreciation		(922)
Accrued compensation		131
Unrealized gain on investments		375
		(416)
Net income tax expense	$	9
U.S. federal income tax rate		(21.00%)
Increases (decreases) in tax rate resulting from		
State tax benefit		(54.37)
Nondeductible items		32.53
Prior year federal under accrual		39.88
Other		3.70
		0.74%

The difference in the expected income tax expense at U.S. statutory tax rates and the income tax expense detailed above for the year ended December 31, 2023, relates primarily to the tax on non-deductible expenses.

COKER & PALMER, INC.
Notes to Financial Statements
December 31, 2023
(Continued)

NOTE 5 - INCOME TAXES - Continued

The net deferred income tax asset (liability) results from differences in the recognition of income and expense for income tax and financial statement purposes. The nature of these differences and the tax effect of each consist of the following:

Deferred Tax Asset		
Accrued compensation	$	1,831
Deferred Tax Liability		
Unrealized gain on investments		(1,272)
Excess of book depreciation expensed over tax depreciation expensed		(3,291)
Net deferred tax liability	$	(2,732)

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2023, the Company had net capital of $990,053, which was $890,053 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was 0.10 to 1 at December 31, 2023.

NOTE 7 - CAPITAL STOCK RESTRICTIONS

The Company's Shareholder's Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Company and other stockholders in writing of their desire to sell or transfer any of the Company's stock. The Company shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Company, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 8 - RETIREMENT PLAN

The Company provides for retirement benefits for its employees through a 401(k) plan. The plan covers substantially all permanent employees that are 21 years of age and have completed one year of eligible service. Participants may contribute a portion of their compensation to the plan and the Company contributes safe harbor matching contributions each year. The Company's matching contributions totaled $60,672 during 2023.

NOTE 9 - RELATED PARTIES

The Company rents office space on a month-to-month basis in an office building owned by a separate company, Cadenza Properties, LLC, that has common ownership with Coker & Palmer, Inc. There is no lease agreement. Rent paid during 2023 totaled $144,000.

NOTE 10 - LEASE COMMITMENTS

The Company leases its corporate office from a related partnership under an informal month-to-month lease (see Note 9). The Company also leases office space in New Orleans, Louisiana under an operating lease through November 30, 2023. Rental payments under the operating lease for the year ended December 31, 2023 totaled $51,610. The Company entered into a month-to-month agreement for corporate office space in New Orleans, Louisiana once the operating lease ended. Rental payments under the month-to-month agreement for the year ended December 31, 2023 totaled $1,200. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition; lease expense for these leases is recognized as paid over the lease term.

NOTE 11 - CONCENTRATIONS

For the year ended December 31, 2023, no single customer generated more than 10.00% of the Company's commission revenue.

The Company is subject to various legal claims incurred in the normal course of business. It is the opinion of management that all unsettled claims are not expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 12 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring adjustment to or disclosure in the financial statements through February 27, 2024, the date the financial statements were approved by the Company's management and thereby available to be issued.

ADDITIONAL INFORMATION

COKER & PALMER, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Schedule I)
December 31, 2023

Stockholder's Equity

Capital stock outstanding		$ 300
Additional paid-in capital		35,229
Retained earnings		877,089
		912,618

Additions

Subordinated borrowings allowable in computation of net capital		200,000
Total capital and allowable subordinated borrowings		1,112,618

Deductions

Non-allowable assets

Furniture and equipment	14,418	
Recoverable income taxes	50,593	
Prepaid expenses	57,554	
		122,565
Net capital before haircuts on securities positions		990,053
Less: Haircuts		-
Net capital		990,053

Aggregate Indebtedness

Accounts payable and accrued expenses	103,786	

Minimum Capital Requirements

(6.67% of $990,053 subject to minimum capital of $100,000)		100,000
Capital in excess of minimum requirement		$ 890,053

See independent auditor's report.

Ratio of Aggregate Indebtedness to
  Net Capital   .10 to 1

Reconciliation with Company's Computation
  (Included in Part II of Form X-17-A-5
  as of December 31, 2023)
    Net capital, as reported in Company's
      Part II (unaudited) Focus Report - as amended $ 990.053

See independent auditor's report.

COKER & PALMER, INC.
Other Schedules
December 31, 2023

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

COKER & PALMER, INC.
Exemption Report

Coker & Palmer, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):

(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year.

Coker & Palmer, Inc.

I, J. David Coker, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
President

February 27, 2024



Report of Independent Registered Public Accounting Firm

Board of Directors
Coker & Palmer, Inc.
Jackson, Mississippi

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Coker & Palmer, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Coker & Palmer, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:Provision (2)(ii) ("exemption provision") and (2) Coker & Palmer, Inc. stated that Coker & Palmer, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Coker & Palmer, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coker & Palmer, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 27, 2024

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

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